UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,674,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,674,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) directly held by the reporting person, Brookfield Investments Corporation and BIC WFG Holdings LP, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,585,400 as of April 9, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,674,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,674,474(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674,474(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount consists of common shares of the Issuer directly held by Brookfield Investments Corporation, BIC WFG Holdings LP and Brookfield Asset Management, for which the reporting person may be deemed to be an indirect beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,585,400 as of April 9, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BIC WFG HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,127,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,127,902

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,127,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,585,400 as of April 9, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,272,102(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,272,102(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,272,102(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of common shares of the Issuer directly held by the reporting person and BIC WFG Holdings LP, for which the reporting person may be deemed to be an indirect beneficial owner.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 119,585,400 as of April 9, 2021.

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6) is being filed by the Reporting Persons to report (i) open market sales of common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) over the Toronto Stock Exchange by certain of the Reporting Persons, as set forth in Item 5(c) below, (ii) certain inter-company transactions among the Reporting Persons, (iii) the removal of Partners Limited (“Partners”), BPE OSB Investment Holding LP, a partnership formed under the laws of the Province of Ontario (“BOIH”), Brookfield Capital Partners II L.P. (“BCP LP”), a partnership formed under the laws of Delaware, Brookfield Capital Partners Ltd. (“BCP”), a corporation formed under the laws of the Province of Ontario and Brookfield Private Equity Inc. (“BPE”), a corporation formed under the laws of the Province of Ontario, as Reporting Persons, and (iii) the addition of BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), and BIC WFG Holdings LP, a partnership formed under the laws of the Province of Ontario, as Reporting Persons.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 6.

Item 2.	Identity and Background.

The BAM Partnership shall be deemed a “Reporting Person” and none of Partners, BOIH, BCP LP, BCP and BPE shall be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.5.

Item 2(a) of the Schedule 13D is hereby amended to remove reference to Partners, BOIH, BCP LP, BCP and BPE, and supplemented to replace subsection (viii) and add subsection (ix) as follows:

(viii) BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

(ix) BIC WFG Holdings LP (“BIC WFG”), a partnership formed under the laws of the Province of Ontario.

Item 2(b)-(c), (f) of the Schedule 13D is hereby amended to remove references to Partners, BOIH, BCP LP, BCP and BPE, and supplemented as follows:

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

The principal business of BIC WFG is of an investment holding company. The principal business address of BIC WFG is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada.

Schedules III to VII inclusive to the Original Schedule 13D are hereby deleted in their entirety.

Schedule VIII to the Original Schedule 13D is hereby replaced in its entirety with Schedule VIII to this Amendment No. 6, which sets forth the names of the directors of BAM Partners, as trustee of the BAM Partnership (to be included as “Scheduled Persons” for purposes of this Schedule 13D) and their respective principal occupations, addresses, and citizenships.

Schedule IX to this Amendment No. 6 sets forth a list of all of the directors and officers, and their respective principal occupations and addresses, of BIC WFG.

Item 2(d)-(e), (f) of the Schedule 13D is hereby amended to remove reference to Partners, BOIH, BCP LP, BCP and BPE, and supplemented as follows:

During the last five years, none of Reporting Persons (including the BAM Partnership and BIC WF) and, to their respective knowledge, none of the Scheduled Persons (including those in respect of the BAM Partnership and BIC WFG), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 6.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 12, 2021, 3,106,872 Common Shares were indirectly transferred to Brookfield by BOIH, following which BOIH ceased to hold any Common Shares.

On April 14, 2021, 535,000 Common Shares were indirectly transferred to Brookfield by BCP LP. Subsequently on April 16, 2021, 3,127,902 Common Shares were transferred to Brookfield Investments Corporation by BCP LP, which shares were subsequently transferred to BIC WFG. Following the completion of these transfers, BCP LP ceased to hold or have beneficial ownership of any Common Shares.

In various open market transactions between April 13, 2021 and April 28, 2021, Brookfield and BIC sold an aggregate of 1,239,100 Common Shares over the Toronto Stock Exchange for aggregate consideration of C$128,231,377 (excluding brokerage commissions). Details of these purchases is set forth in Item 5(c) below.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3, 4 and 6 and the cover pages of this Amendment No. 6 is hereby incorporated by reference.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 8,674,474 Common Shares, constituting approximately 7.3% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate number of Common Shares of 119,585,400 outstanding as of April 9, 2021.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 8,674,474* Common Shares, constituting a percentage of approximately 7.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,674,474* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,674,474* Common Shares

*	Includes 3,144,200 Common Shares held by BIC and 3,127,902 Common Shares held by BIC WFG, for which Brookfield may be deemed to be a beneficial owner.

(ii) BAM Partners

(a)	BAM Partners may be deemed the beneficial owner of 8,674,474* Common Shares, constituting a percentage of approximately 7.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,674,474* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,674,474* Common Shares

*

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of BAM Class B Shares, has the ability to appoint one half of the board of directors of Brookfield and, as such, may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the Common Shares held by BIC; therefore BAM Partners may be deemed to have indirect beneficial ownership of the Common Shares held by BIC. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

(iii) BIC

(a)	BIC may be deemed the beneficial owner of 6,272,102 Common Shares, constituting a percentage of approximately 5.2% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 6,272,102 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 6,272,102 Common Shares

*	Includes 3,127,902 Common Shares held by BIC WFG, for which BIC may be deemed to be a beneficial owner.

(iv) BIC WFG

(a)	BIC WFG may be deemed the beneficial owner of 3,127,902 Common Shares, constituting a percentage of approximately 2.6% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,127,902 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,127,902 Common Shares

(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Persons are described below and elsewhere in this Amendment No. 6. All such transactions described below were effected in the open market on the Toronto Stock Exchange through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price		Low Price per Share		High Price per Share
BAM	04/13/2021	Sell	200,000	C$	103.4812	C$	102.43	C$	104.55
BAM	04/14/2021	Sell	225,000	C$	104.6522	C$	103.01	C$	105.79
BAM	04/15/2021	Sell	100,000	C$	104.2051	C$	103.50	C$	106.525
BAM	04/16/2021	Sell	300,000	C$	106.4712	C$	104.61	C$	107.66
BAM	04/19/2021	Sell	125,000	C$	106.6820	C$	105.5	C$	109.06
BAM	04/20/2021	Sell	9,100	C$	105.1001	C$	104.36	C$	105.77
BAM	04/22/2021	Sell	75,000	C$	95.7962	C$	95.00	C$	96.68
BAM	04/23/2021	Sell	75,000	C$	97.6715	C$	96.50	C$	98.61
BAM	04/27/2021	Sell	100,000	C$	99.0090	C$	97.37	C$	100.075
BAM	04/28/2021	Sell	30,000	C$	97.4628	C$	97.00	C$	98.98

Other than the transactions described in the original Schedule 13D, as amended to the date hereof, and this Amendment No. 6, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 in this Amendment No. 6 is hereby incorporated by reference.

Taking into consideration the remaining Cash-Settled Swaps, Brookfield has economic exposure in respect of approximately 3,517,989 Common Shares (representing approximately 2.9% of the issued and outstanding Common Shares).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 28, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BIC WFG PARTNERS LP, by its general partner, BAM LIMITED

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BPE OSB INVESTMENT HOLDING LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS II L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director